UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Nordstrom, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

655664100

(CUSIP Number)

Erik B. Nordstrom

Peter E. Nordstrom

Nordstrom, Inc.

1617 Sixth Avenue, Seattle, Washington

(206) 628-2111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with copies to:

Keith A. Trammell Michael Gilligan C. Alex Bahn Wilmer Cutler Pickering Hale and Dorr LLP 7 World Trade Center 250 Greenwich Street New York, NY 10007

September 3, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Person Erik B. Nordstrom
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 3,473,313
	8	Shared Voting Power 8,533,206
	9	Sole Dispositive Power 3,473,313
	10	Shared Dispositive Power 8,533,206
11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,006,519*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.3%
14	Type of Reporting Person (See Instructions) IN

*The Reporting Person reported on this Schedule 13D as a member of a “group” with the other Reporting Persons. The Reporting Persons beneficially own 54,591,033 shares of Common Stock in the aggregate, representing approximately 33.4% of the outstanding shares of Common Stock. See Item 5.

1	Names of Reporting Person Peter E. Nordstrom
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 3,249,219
	8	Shared Voting Power 8,666,592
	9	Sole Dispositive Power 3,249,219
	10	Shared Dispositive Power 8,666,592
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,915,811*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.3%
14	Type of Reporting Person (See Instructions) IN

*The Reporting Person reported on this Schedule 13D as a member of a “group” with the other Reporting Persons. The Reporting Persons beneficially own 54,591,033 shares of Common Stock in the aggregate, representing approximately 33.4% of the outstanding shares of Common Stock. See Item 5.

1	Names of Reporting Person James F. Nordstrom, Jr.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 991,188
	8	Shared Voting Power 76,305
	9	Sole Dispositive Power 991,188
	10	Shared Dispositive Power 76,305
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,067,493*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.7%
14	Type of Reporting Person (See Instructions) IN

*The Reporting Person reported on this Schedule 13D as a member of a “group” with the other Reporting Persons. The Reporting Persons beneficially own 54,591,033 shares of Common Stock in the aggregate, representing approximately 33.4% of the outstanding shares of Common Stock. See Item 5.

1	Names of Reporting Person Anne E. Gittinger
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 15,404,953
	8	Shared Voting Power 0
	9	Sole Dispositive Power 15,404,953
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,404,953*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 9.4%
14	Type of Reporting Person (See Instructions) IN

*The Reporting Person reported on this Schedule 13D as a member of a “group” with the other Reporting Persons. The Reporting Persons beneficially own 54,591,033 shares of Common Stock in the aggregate, representing approximately 33.4% of the outstanding shares of Common Stock. See Item 5.

1	Names of Reporting Person
Charles W. Riley, Jr., solely in his capacity as the successor trustee of the Everett W. Nordstrom Trust fbo AEG created under the will of Everett W. Nordstrom dated April 1, 1971, and as a successor co-trustee of the Frances W. Nordstrom Trust fbo BAN created under the will of Frances W. Nordstrom dated April 4, 1984.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 5,501,520
	8	Shared Voting Power 6,935,360
	9	Sole Dispositive Power 5,501,520
	10	Shared Dispositive Power 6,935,360
11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,436,880*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.6%
14	Type of Reporting Person (See Instructions) IN

*The Reporting Person reported on this Schedule 13D as a member of a “group” with the other Reporting Persons. The Reporting Persons beneficially own 54,591,033 shares of Common Stock in the aggregate, representing approximately 33.4% of the outstanding shares of Common Stock. See Item 5.

1	Names of Reporting Person Estate of Bruce A. Nordstrom
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 10,244,147
	8	Shared Voting Power 0
	9	Sole Dispositive Power 10,244,147
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,244,147*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 6.3%
14	Type of Reporting Person (See Instructions) OO

*The Reporting Person reported on this Schedule 13D as a member of a “group” with the other Reporting Persons. The Reporting Persons beneficially own 54,591,033 shares of Common Stock in the aggregate, representing approximately 33.4% of the outstanding shares of Common Stock. See Item 5.

1	Names of Reporting Person Margaret Jean O’Roark Nordstrom
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 261,776
	8	Shared Voting Power 0
	9	Sole Dispositive Power 261,776
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 261,776*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.2%
14	Type of Reporting Person (See Instructions) IN

*The Reporting Person reported on this Schedule 13D as a member of a “group” with the other Reporting Persons. The Reporting Persons beneficially own 54,591,033 shares of Common Stock in the aggregate, representing approximately 33.4% of the outstanding shares of Common Stock. See Item 5.

1	Names of Reporting Person Linda Nordstrom
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 5,070,739
	8	Shared Voting Power 0
	9	Sole Dispositive Power 5,070,739
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,070,739*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 3.1%
14	Type of Reporting Person (See Instructions) IN

*The Reporting Person reported on this Schedule 13D as a member of a “group” with the other Reporting Persons. The Reporting Persons beneficially own 54,591,033 shares of Common Stock in the aggregate, representing approximately 33.4% of the outstanding shares of Common Stock. See Item 5.

1	Names of Reporting Person Susan E. Dunn
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 1,031,839
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,031,839
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,031,839*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.6%
14	Type of Reporting Person (See Instructions) IN

*The Reporting Person reported on this Schedule 13D as a member of a “group” with the other Reporting Persons. The Reporting Persons beneficially own 54,591,033 shares of Common Stock in the aggregate, representing approximately 33.4% of the outstanding shares of Common Stock. See Item 5.

1	Names of Reporting Person Alexandra F. Nordstrom
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 173,390
	8	Shared Voting Power 0
	9	Sole Dispositive Power 173,390
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 173,390*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.1%
14	Type of Reporting Person (See Instructions) IN

*The Reporting Person reported on this Schedule 13D as a member of a “group” with the other Reporting Persons. The Reporting Persons beneficially own 54,591,033 shares of Common Stock in the aggregate, representing approximately 33.4% of the outstanding shares of Common Stock. See Item 5.

1	Names of Reporting Person Andrew L. Nordstrom
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 163,582
	8	Shared Voting Power 0
	9	Sole Dispositive Power 163,582
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 163,582*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.1%
14	Type of Reporting Person (See Instructions) IN

*The Reporting Person reported on this Schedule 13D as a member of a “group” with the other Reporting Persons. The Reporting Persons beneficially own 54,591,033 shares of Common Stock in the aggregate, representing approximately 33.4% of the outstanding shares of Common Stock. See Item 5.

1	Names of Reporting Person Leigh E. Nordstrom
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 125,588
	8	Shared Voting Power 0
	9	Sole Dispositive Power 125,588
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 125,588*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.1%
14	Type of Reporting Person (See Instructions) IN

*The Reporting Person reported on this Schedule 13D as a member of a “group” with the other Reporting Persons. The Reporting Persons beneficially own 54,591,033 shares of Common Stock in the aggregate, representing approximately 33.4% of the outstanding shares of Common Stock. See Item 5.

1	Names of Reporting Person Samuel C. Nordstrom
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 121,396
	8	Shared Voting Power 0
	9	Sole Dispositive Power 121,396
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 121,396*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.1%
14	Type of Reporting Person (See Instructions) IN

*The Reporting Person reported on this Schedule 13D as a member of a “group” with the other Reporting Persons. The Reporting Persons beneficially own 54,591,033 shares of Common Stock in the aggregate, representing approximately 33.4% of the outstanding shares of Common Stock. See Item 5.

1	Names of Reporting Person Sara D. Nordstrom
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 69,806
	8	Shared Voting Power 0
	9	Sole Dispositive Power 69,806
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 69,806*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person (See Instructions) IN

*The Reporting Person reported on this Schedule 13D as a member of a “group” with the other Reporting Persons. The Reporting Persons beneficially own 54,591,033 shares of Common Stock in the aggregate, representing approximately 33.4% of the outstanding shares of Common Stock. See Item 5.

Item 1.    Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the Common Stock, no par value (the “Common Stock”), of Nordstrom, Inc., a Washington corporation (the “Issuer”). The address of the Issuer’s principal executive office is 1617 Sixth Avenue, Seattle, WA 98101.

Item 2.  Identity and Background.

(a)           This Schedule 13D is being filed by each of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”): (i) Erik B. Nordstrom; (ii) Peter E. Nordstrom; (iii) James F. Nordstrom, Jr.; (iv) Anne E. Gittinger; (v) Charles W. Riley, Jr., solely in his capacity as the successor trustee of the Everett W. Nordstrom Trust fbo AEG created under the will of Everett W. Nordstrom dated April 1, 1971 (the “Everett Nordstrom Trust”) and as a successor co-trustee of the Frances W. Nordstrom Trust fbo BAN created under the will of Frances W. Nordstrom dated April 4, 1984 (the “Fran Nordstrom Trust”); (vi) Estate of Bruce A. Nordstrom; (vii) Margaret Jean O’Roark Nordstrom; (viii) Linda Nordstrom; (ix) Susan E. Dunn; (x) Alexandra F. Nordstrom; (xi) Andrew L. Nordstrom; (xii) Leigh E. Nordstrom; (xiii) Samuel C. Nordstrom; and (xiv) Sara D. Nordstrom.

(b)           The principal business address of each of Erik B. Nordstrom, Peter E. Nordstrom, James F. Nordstrom, Jr., Anne E. Gittinger, Margaret Jean O’Roark Nordstrom, Linda Nordstrom, Susan E. Dunn, Alexandra F. Nordstrom, Andrew L. Nordstrom, Leigh E. Nordstrom, Samuel C. Nordstrom and Sara D. Nordstrom is c/o Nordstrom, Inc., 1617 Sixth Avenue, Seattle, Washington, 98101. The principal business address of Charles W. Riley, Jr. and Estate of Bruce A. Nordstrom is 1420 Fifth Avenue, Suite 4200, Seattle, WA 98101.

(c)           (i)            Erik B. Nordstrom is the Chief Executive Officer of the Issuer, a position he has held since 2020. Prior to that, he served as Co-President of the Issuer, a position he had held starting in May 2015. Mr. Nordstrom has previously served as Executive Vice President and President — Nordstrom.com from May 2014 to May 2015. From February 2006 to May 2014, Mr. Nordstrom was the Issuer’s Executive Vice President and President — Stores. From August 2000 to February 2006, Mr. Nordstrom served as Executive Vice President — Full-Line Stores. Mr. Nordstrom previously served as Executive Vice President and Northwest General Manager from February 2000 to August 2000, and as Co-President of the Issuer from 1995 to February 2000. Mr. Nordstrom has spent more than 40 years with the Issuer, holding positions spanning all aspects of the retail business. He was recently recognized by Barron’s as one of the top CEOs of 2022. The Issuer operates leading fashion specialty retail stores. Its principal executive office is 1617 Sixth Avenue, Seattle, WA 98101. Erik B. Nordstrom and Peter E. Nordstrom are brothers.

(ii)           Peter E. Nordstrom is the President and Chief Brand Officer of the Issuer, a position he has held since 2020. Prior to that, he served as Co-President of the Issuer, a position he had held starting in May 2015. Mr. Nordstrom has previously served as the Issuer’s Executive Vice President and President — Merchandising from February 2006 to May 2015. From September 2000 to February 2006, Mr. Nordstrom served as Executive Vice President and President — Full-Line Stores. Mr. Nordstrom previously served as Executive Vice President and Director of Full-Line Store Merchandise Strategy from February 2000 to September 2000, and as Co-President of the Issuer from 1995 to 2000. Mr. Nordstrom has spent more than 40 years with the Issuer, holding positions spanning all aspects of the retail business. The Issuer operates leading fashion specialty retail stores. Its principal executive office is 1617 Sixth Avenue, Seattle, WA 98101.

(iii)         James. F. Nordstrom, Jr. is the Chief Merchandising Officer of the Issuer, a position he has held since September 2023. Prior to that, he served as Chief Stores Officer of the Issuer, a position he had held starting in April 2022. Mr. Nordstrom has previously served as the Issuer’s President, Stores from May 2014 to April 2022. From 2005 to 2014, he served as Executive Vice President and President — Nordstrom Direct. He previously served as Corporate Merchandise Manager — Children’s Shoes, from May 2002 to February 2005, and as a project manager for the design and implementation of the Issuer’s inventory management system from 1999 to May 2002. Mr. Nordstrom has spent more than 35 years with the Issuer. The Issuer operates leading fashion specialty retail stores. Its principal executive office is 1617 Sixth Avenue, Seattle, WA 98101.

(iv)         Anne E. Gittinger is the granddaughter of the Issuer’s co-founder, John W. Nordstrom and sister of the Issuer’s former Chairman of the Board of Directors, Bruce A. Nordstrom. She is the Board Chair Emeritus of Canine Companions for Independence, which provides trained assistance dogs to people with disabilities. The address of its national headquarters is P.O. Box 446, Santa Rosa, CA 95402-0446.

(v)          Charles W. Riley, Jr.’s principal occupation is as a practicing attorney and shareholder at Lane Powell PC. His principal place of business is located at Lane Powell PC, 1420 Fifth Avenue, Suite 4200, Seattle, WA 98101.

(vi)         The principal business address of Estate of Bruce A. Nordstrom is 1420 Fifth Avenue, Suite 4200, Seattle, WA 98101.

(vii)        Margaret Jean O’Roark Nordstrom is the spouse of Bruce A. Nordstrom, the former Chairman of the Board of Directors of the Issuer.  She is retired. Her principal place of business is c/o Nordstrom, Inc., 1617 Sixth Avenue, Seattle, Washington, 98101.

(viii)       Linda Nordstrom is the daughter of Lloyd Nordstrom and cousin of Bruce A. Nordstrom, the former Chairman of the Board of Directors of the Issuer.  Linda is retired. Her principal place of business is c/o Nordstrom, Inc., 1617 Sixth Avenue, Seattle, Washington, 98101.

(ix)          Susan E. Dunn is the niece of the Issuer’s former Chairman of the Board of Directors, Bruce A. Nordstrom. She is retired. Her principal place of business is c/o Nordstrom, Inc., 1617 Sixth Avenue, Seattle, Washington, 98101.

(x)           Alexandra F. Nordstrom is the daughter of Blake W. Nordstrom, the Issuer’s former President, and granddaughter of Bruce A. Nordstrom, the Issuer’s former Chairman of the Board of Directors.  Her occupation is as a Buyer, and she is employed by the Issuer.  Her principal place of business is c/o Nordstrom, Inc., 1617 Sixth Avenue, Seattle, Washington, 98101.

(xi)          Andrew L. Nordstrom is the son of Blake W. Nordstrom, the Issuer’s former President, and grandson of Bruce A. Nordstrom, the Issuer’s former Chairman of the Board of Directors. His occupation is as a Private Chef, and he currently owns and operates Sandy’s Supper Club.  His principal place of business is c/o Nordstrom, Inc., 1617 Sixth Avenue, Seattle, Washington, 98101.

(xii)        Leigh E. Nordstrom is the daughter of Erik B. Nordstrom, the Chief Executive Officer of the Issuer. Her current occupation is as a journalist, and she is employed as an Eye Editor for Women’s Wear Daily.  Her principal place of business is c/o Nordstrom, Inc., 1617 Sixth Avenue, Seattle, Washington, 98101.

(xiii)       Samuel C. Nordstrom is the son of Erik B. Nordstrom, the Chief Executive Officer of the Issuer. His current occupation is a Manager of Product Management, and he is employed by Robinhood Financial Services.  His principal place of business is c/o Nordstrom, Inc., 1617 Sixth Avenue, Seattle, Washington, 98101.

(xiv)       Sara D. Nordstrom is the daughter of Erik B. Nordstrom, the Chief Executive Officer of the Issuer. Her current occupation is as a Data Scientist, and she is employed by Door Dash.  Her principal place of business is c/o Nordstrom, Inc., 1617 Sixth Avenue, Seattle, Washington, 98101.

(d)           During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Each of Erik B. Nordstrom, Peter E. Nordstrom, James F. Nordstrom, Jr., Anne E. Gittinger, Charles W. Riley, Jr., Margaret Jean O’Roark Nordstrom, Linda Nordstrom, Susan E. Dunn, Alexandra F. Nordstrom, Andrew L. Nordstrom, Leigh E. Nordstrom, Samuel C. Nordstrom and Sara D. Nordstrom is a citizen of the United States of America. Estate of Bruce A. Nordstrom is organized in the United States of America.

Item 3.    Source and Amount of Funds or Other Consideration.

On April 17, 2024, Erik B. Nordstrom and Peter E. Nordstrom acquired (i) shared beneficial ownership of 1,555,200 shares of Common Stock by accepting trusteeship, as successor trustees to their father, Bruce Nordstrom, of the 1976 Bruce A. Nordstrom Trust (aka Elizabeth Nordstrom 1976 Trust fbo Bruce Nordstrom), and (ii) shared beneficial ownership of 6,935,360 shares of Common Stock by accepting trusteeship, as successor trustees to their father, of the Frances W. Nordstrom Trust fbo BAN created under will dated April 4, 1984. The foregoing transfers of beneficial ownership are collectively referred to herein as the “Intra-Family Transfers” and individually as an “Intra-Family Transfer.” No pecuniary or other consideration was exchanged in connection with Erik B. Nordstrom and Peter E. Nordstrom’s assumption of successor trustee duties with respect to these trusts or the Common Stock held by them.

With respect to the Going Private Transaction described in Item 4 below, the Reporting Persons, acting together with El Puerto de Liverpool, S.A.B. de C.V., a retail company based in Mexico (“Liverpool”, and together with the Reporting Persons, the “Group”), which is separately filing a Schedule 13D with respect to the Issuer in connection with the formation of the Group described herein, may seek debt and/or equity financing to consummate one or more of the transactions described in Item 4 below. At this time, the Group are in the process of seeking to arrange debt and equity financing. Nevertheless, there can be no assurance that the Group will be able to obtain the funds necessary to consummate one or more of the transactions described in Item 4 below.

The funding, including anticipated expenses, required for the Going Private Transaction (as defined in Item 4 below) proposed by the Group is preliminary and subject to review and approval by the Special Committee and the Board of Directors. It is expected that the Reporting Persons would contribute an aggregate of approximately 49.6 million shares of the Issuer owned directly or indirectly by them and Liverpool would contribute an aggregate of approximately 15,755,000 shares of the Issuer owned directly or indirectly by it (collectively, the “Rollover Shares”). The Group would invest cash in order to acquire the balance of the shares of common stock of the Issuer after the closing of the Going Private Transaction. The summary above is qualified in its entirety by reference to the Proposal Letter (as defined in Item 4 below), attached as Exhibit 22 hereto, which is incorporated by reference herein.

As noted above, the Group is in the process of arranging third-party debt financing for the remainder of the funding for the proposed Going Private Transaction. The description of the proposal set forth in Item 4 below is incorporated by reference in its entirety into this Item 3.

Item 4.   Purpose of Transaction.

The purpose of the Intra-Family Transfers was to transfer voting and dispositive power in respect of those shares for no consideration to Erik B. Nordstrom and Peter E. Nordstrom due to the health of their father, Bruce Nordstrom.

Erik B. Nordstrom and Peter E. Nordstrom, as fourth generation leaders of the Issuer, regularly monitor and evaluate the Issuer’s business, financial condition, operating results and prospects. In February 2024, Erik B. Nordstrom and Peter E. Nordstrom, whose individual and combined beneficial ownership of Common Stock at that time was below 5%, advised the Board of their desire to make a proposal for consideration by the Board and explore potential equity financing for a “going private transaction” involving the acquisition of the outstanding shares of Common Stock of the Issuer (a “Going Private Transaction”). They also agreed to condition any Going Private Transaction on the affirmative vote by a majority of the votes entitled to be voted by unaffiliated stockholders of the Issuer. The Issuer’s Board subsequently approved the formation of a Special Committee of certain independent and disinterested directors to review any proposal for a Going Private Transaction.

In consideration of Erik B. Nordstrom and Peter E. Nordstrom entering into the letter agreement described more fully in Item 6, the Board approved in advance Erik B. Nordstrom’s and Peter E. Nordstrom’s formation of a group for purposes of Section 23B.19.040(1) of the Washington Business Corporation Act (the “Moratorium Statute”) with certain other members of the Nordstrom family and their related persons, who had not yet formed a group with Erik B. Nordstrom and Peter E. Nordstrom. Subject to certain exceptions (including approval by a board of directors in advance of a person’s or group’s acquiring beneficial ownership of ten percent (10%) or greater of the voting power), the Moratorium Statute prohibits a “significant business transaction” between a Washington publicly traded corporation and a ten percent (10%) or greater group during a five-year period following that group’s formation.

Erik B. Nordstrom and Peter E. Nordstrom have engaged and intend to continue to engage in discussions with the Special Committee and third parties regarding the potential Going Private Transaction, including the terms on which such a transaction could be effected.

In furtherance of those discussions, on August 31, 2024, the Reporting Persons requested that the Board approve their formation of a new group comprising all of the Reporting Persons (including Erik B. Nordstrom and Peter E. Nordstrom) and Liverpool in order for the Group to submit a proposal to the Issuer for a Going Private Transaction.

After receiving that approval from the Board on September 3, 2024, on September 3, 2024, the Group delivered a non-binding letter (the “Proposal Letter”) to the Special Committee proposing a transaction whereby the Group, through a newly-formed entity, would acquire by merger, for a purchase price of $23.00 in cash per share, all of the outstanding shares of Common Stock of the Issuer other than the Rollover Shares (the “Proposed Transaction”).

The members of the Group who are members of, or are affiliated with, the Nordstrom family have retained Moelis & Company LLC to serve as their financial advisor and Wilmer Cutler Pickering Hale and Dorr LLP as their legal advisor.

No assurances can be given regarding the terms and details of the Proposed Transaction, that any proposal made by the Group regarding the Proposed Transaction will be accepted by the Issuer and/or shareholders of the Issuer, that definitive documentation relating to any such Proposed Transaction will be executed, or that the Proposed Transaction will be consummated in accordance with that documentation, if at all.

The summary above is qualified in its entirety by reference to the Proposal Letter, attached as Exhibit 22 hereto, which is incorporated by reference herein.

The Proposed Transaction, if entered into and consummated, would result in one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, the acquisition of additional securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a delisting of Common Stock from the New York Stock Exchange and the Common Stock becoming eligible for termination of registration pursuant to Section 12(g) of the Act.

Neither this Schedule 13D nor the Proposal Letter is an offer to purchase or a solicitation of an offer to sell any securities. Any solicitation or offer will only be made through separate materials filed with the U.S. Securities and Exchange Commission. Holders of Common Stock of the Issuer and other interested parties are urged to read these materials when and if they become available because they will contain important information. Holders of Common Stock of the Issuer will be able to obtain such documents (when and if available) free of charge at the Commission’s web site, www.sec.gov.

The Group reserves the right to modify or withdraw the Proposal Letter at any time. While the Proposal Letter remains under consideration by the Issuer, the Group expects to respond to inquiries from, and negotiate the terms of the Proposal Letter with the Special Committee of the Issuer and its representatives. The Reporting Persons may elect not to updated or provide additional disclosures regarding the Proposal Letter until a definitive agreement has been reached, or unless disclosure is otherwise required under applicable U.S. securities laws.

Item 5.   Interest in Securities of the Issuer.

(a)            As of September 4, 2024, the Reporting Persons, on a combined basis, are the beneficial owners of an aggregate of 54,591,033 shares of Common Stock of the Issuer, representing approximately 33.4% of the outstanding shares of Common Stock of the Issuer based on 163,648,780 shares of Common Stock issued and outstanding as of May 31, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on June 7, 2024, the most recently filed Securities Exchange Act of 1934 filing made by the Issuer that contains outstanding share information.

Liverpool has informed the Reporting Persons that it is the beneficial owner of 15,755,000 shares of Common Stock of the Issuer, representing approximately 9.6% of the outstanding shares of Common Stock of the Issuer based upon 163,648,780 shares of Common Stock outstanding as of May 31, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on June 7, 2024. Liverpool has informed the Reporting Persons that, of such 15,755,000 shares of Common Stock of the Issuer, Liverpool has the sole voting and dispositive power over 15,755,000 shares of Common Stock and shared voting and dispositive power over 0 shares of Common Stock. The Reporting Persons expressly disclaim beneficial ownership over any shares of Common Stock beneficially owned by Liverpool that they may be deemed to beneficially own solely by reason of the Proposal Letter. This Schedule 13D does not reflect any shares of Common Stock beneficially owned by Liverpool.

(b)           Erik B. Nordstrom has:

(i)             sole power to vote or direct the vote of 3,473,313 shares of Common Stock;

(ii)            shared power to vote or direct the vote of 8,533,206 shares of Common Stock;

(iii)           sole power to dispose or direct the disposition of 3,473,313 shares of Common Stock; and

(iv)           shared power to dispose or direct the disposition of 8,533,206 shares of Common Stock.

Erik B. Nordstrom reports beneficial ownership of 12,006,519 shares of Common Stock, representing 7.3% of the outstanding shares of Common Stock.

The shares of Common Stock with respect to which Erik B. Nordstrom reports shared voting and dispositive power consist of (i) 42,646 shares of Common Stock owned by his spouse, Julie Nordstrom, as to which Mr. Nordstrom may be deemed to have shared beneficial ownership; (ii) 1,555,200 shares of Common Stock held in a family trust with Erik B. Nordstrom and Peter E. Nordstrom, as co-trustees and beneficiaries; and (iii) 6,935,360 shares of Common Stock held in a family trust for the benefit of Erik B. Nordstrom, Peter E. Nordstrom, Alexandra F. Nordstrom and Andrew L. Nordstrom, with Erik B. Nordstrom, Peter E. Nordstrom and Charles W. Riley, Jr. as co-trustees.

Applicable information required by Item 2 for Peter E. Nordstrom, Charles W. Riley, Jr., and Estate of Bruce A. Nordstrom is provided in Item 2 above. Applicable information required by Item 2 for Julie Nordstrom is the same as that of Erik B. Nordstrom.

Peter E. Nordstrom has:

(i)             sole power to vote or direct the vote of 3,249,219 shares of Common Stock;

(ii)            shared power to vote or direct the vote of 8,666,592 shares of Common Stock;

(iii)           sole power to dispose or direct the disposition of 3,249,219 shares of Common Stock; and

(iv)           shared power to dispose or direct the disposition of 8,666,592 shares of Common Stock.

Peter E. Nordstrom reports beneficial ownership of 11,915,811 shares of Common Stock, representing 7.3% of the outstanding shares of Common Stock.

The shares of Common Stock with respect to which Peter E. Nordstrom reports shared voting and dispositive power consist of (i) 176,032 shares of Common Stock owned by his spouse, Brandy Nordstrom, as to which Mr. Nordstrom may be deemed to have shared beneficial ownership; (ii) 1,555,200 shares of Common Stock held in a family trust with Erik B. Nordstrom and Peter E. Nordstrom, as co-trustees and beneficiaries; and (iii) 6,935,360 shares of Common Stock held in a family trust for the benefit of Erik B. Nordstrom, Peter E. Nordstrom, Alexandra F. Nordstrom and Andrew L. Nordstrom, with Erik B. Nordstrom, Peter E. Nordstrom and Charles W. Riley, Jr. as co-trustees.

Applicable information required by Item 2 for Erik B. Nordstrom, Charles W. Riley, Jr., and Estate of Bruce A. Nordstrom is provided in Item 2 above. Applicable information for Brandy Nordstrom is the same as that of Peter E. Nordstrom.

James F. Nordstrom, Jr. has:

(i)             sole power to vote or direct the vote of 991,188 shares of Common Stock;

(ii)            shared power to vote or direct the vote of 76,305 shares of Common Stock;

(iii)           sole power to dispose or direct the disposition of 991,188 shares of Common Stock; and

(iv)           shared power to dispose or direct the disposition of 76,305 shares of Common Stock.

James F. Nordstrom, Jr. reports beneficial ownership of 1,067,493 shares of Common Stock, representing 0.7% of the outstanding shares of Common Stock.

The shares of Common Stock with respect to which James F. Nordstrom, Jr. reports shared voting and dispositive power consist of 73,777 shares of Common Stock held by Mr. Nordstrom with his wife, Lisa Nordstrom, as co-trustees in family trusts for the benefit of their children. In addition, Lisa Nordstrom owns 2,528 shares of Common Stock, as to which Mr. Nordstrom may be deemed to have shared beneficial ownership.

Applicable information required by Item 2 for Lisa Nordstrom is the same as that of James F. Nordstrom, Jr.

Anne E. Gittinger has:

(i)             sole power to vote or direct the vote of 15,404,953 shares of Common Stock;

(ii)            shared power to vote or direct the vote of 0 shares of Common Stock;

(iii)           sole power to dispose or direct the disposition of 15,404,953 shares of Common Stock; and

(iv)          shared power to dispose or direct the disposition of 0 shares of Common Stock.

Anne E. Gittinger reports beneficial ownership of 15,404,953 shares of Common Stock, representing 9.4% of the outstanding shares of Common Stock.

Charles W. Riley, Jr. has:

(i)             sole power to vote or direct the vote of 5,501,520 shares of Common Stock;

(ii)            shared power to vote or direct the vote of 6,935,360 shares of Common Stock;

(iii)          sole power to dispose or direct the disposition of 5,501,520 shares of Common Stock; and

(iv)          shared power to dispose or direct the disposition of 6,935,360 shares of Common Stock.

Charles W. Riley, Jr. reports beneficial ownership of 12,436,880 shares of Common Stock, representing 7.6% of the outstanding shares of Common Stock.

The shares of Common Stock with respect to which Charles W. Riley, Jr. reports sole voting and dispositive power consist of 5,501,520 shares of Common Stock held in a trust for the benefit of Anne E. Gittinger and her issue, with Charles W. Riley, Jr. as trustee. The shares of Common Stock with respect to which Charles W. Riley, Jr. reports shared voting and dispositive power consist of 6,935,360 shares of Common Stock held in a family trust for the benefit of Erik B. Nordstrom, Peter E. Nordstrom, Alexandra F. Nordstrom and Andrew L. Nordstrom, with Erik B. Nordstrom, Peter E. Nordstrom and Charles W. Riley, Jr. as co-trustees.

Applicable information required by Item 2 for Peter E. Nordstrom and Erik B. Nordstrom is provided in Item 2 above.

Estate of Bruce A. Nordstrom has:

(i)             sole power to vote or direct the vote of 10,244,147 shares of Common Stock;

(ii)            shared power to vote or direct the vote of 0 shares of Common Stock;

(iii)          sole power to dispose or direct the disposition of 10,244,147 shares of Common Stock; and

(iv)           shared power to dispose or direct the disposition of 0 shares of Common Stock.

Estate of Bruce A. Nordstrom reports beneficial ownership of 10,244,147 shares of Common Stock, representing 6.3% of the outstanding shares of Common Stock.

Margaret Jean O’Roark Nordstrom has:

(i)             sole power to vote or direct the vote of 261,776 shares of Common Stock;

(ii)            shared power to vote or direct the vote of 0 shares of Common Stock;

(iii)          sole power to dispose or direct the disposition of 261,776 shares of Common Stock; and

(iv)           shared power to dispose or direct the disposition of 0 shares of Common Stock.

Margaret Jean O’Roark Nordstrom reports beneficial ownership of 261,776 shares of Common Stock, representing 0.2% of the outstanding shares of Common Stock.

Linda Nordstrom has:

(i)             sole power to vote or direct the vote of 5,070,739 shares of Common Stock;

(ii)           shared power to vote or direct the vote of 0 shares of Common Stock;

(iii)          sole power to dispose or direct the disposition of 5,070,739 shares of Common Stock; and

(iv)           shared power to dispose or direct the disposition of 0 shares of Common Stock.

Linda Nordstrom reports beneficial ownership of 5,070,739 shares of Common Stock, representing 3.1% of the outstanding shares of Common Stock.

Susan E. Dunn has:

(i)             sole power to vote or direct the vote of 1,031,839 shares of Common Stock;

(ii)            shared power to vote or direct the vote of 0 shares of Common Stock;

(iii)           sole power to dispose or direct the disposition of 1,031,839 shares of Common Stock; and

(iv)           shared power to dispose or direct the disposition of 0 shares of Common Stock.

Susan E. Dunn reports beneficial ownership of 1,031,839 shares of Common Stock, representing 0.6% of the outstanding shares of Common Stock.

Alexandra F. Nordstrom has:

(i)             sole power to vote or direct the vote of 173,390 shares of Common Stock;

(ii)           shared power to vote or direct the vote of 0 shares of Common Stock;

(iii)          sole power to dispose or direct the disposition of 173,390 shares of Common Stock; and

(iv)          shared power to dispose or direct the disposition of 0 shares of Common Stock.

Alexandra F. Nordstrom reports beneficial ownership of 173,390 shares of Common Stock, representing 0.1% of the outstanding shares of Common Stock.

Andrew L. Nordstrom has:

(i)             sole power to vote or direct the vote of 163,582 shares of Common Stock;

(ii)           shared power to vote or direct the vote of 0 shares of Common Stock;

(iii)          sole power to dispose or direct the disposition of 163,582 shares of Common Stock; and

(iv)          shared power to dispose or direct the disposition of 0 shares of Common Stock.

Andrew L. Nordstrom reports beneficial ownership of 163,582 shares of Common Stock, representing 0.1% of the outstanding shares of Common Stock.

Leigh E. Nordstrom has:

(i)             sole power to vote or direct the vote of 125,588 shares of Common Stock;

(ii)            shared power to vote or direct the vote of 0 shares of Common Stock;

(iii)           sole power to dispose or direct the disposition of 125,588 shares of Common Stock; and

(iv)          shared power to dispose or direct the disposition of 0 shares of Common Stock.

Leigh E. Nordstrom reports beneficial ownership of 125,588 shares of Common Stock, representing 0.1% of the outstanding shares of Common Stock.

Samuel C. Nordstrom has:

(i)             sole power to vote or direct the vote of 121,396 shares of Common Stock;

(ii)            shared power to vote or direct the vote of 0 shares of Common Stock;

(iii)           sole power to dispose or direct the disposition of 121,396 shares of Common Stock; and

(iv)          shared power to dispose or direct the disposition of 0 shares of Common Stock.

Samuel C. Nordstrom reports beneficial ownership of 121,396 shares of Common Stock, representing 0.1% of the outstanding shares of Common Stock.

Sara D. Nordstrom has:

(i)             sole power to vote or direct the vote of 69,806 shares of Common Stock;

(ii)            shared power to vote or direct the vote of 0 shares of Common Stock;

(iii)          sole power to dispose or direct the disposition of 69,806 shares of Common Stock; and

(iv)          shared power to dispose or direct the disposition of 0 shares of Common Stock.

Sara D. Nordstrom reports beneficial ownership of 69,806 shares of Common Stock, representing 0.0% of the outstanding shares of Common Stock.

(c)            Not applicable.

(d)            The beneficiaries of the Everett Nordstrom Trust and the Fran Nordstrom Trust, respectively, ultimately have the right to receive dividends from, or the proceeds from the sale of, such securities. The beneficiaries of Bruce A. Nordstrom Estate ultimately have the right to receive dividends from, or the proceeds from the sale of, such securities.

Except as set forth herein, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock reported herein as beneficially owned.

(e)            Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

Letter Agreement

Erik B. Nordstrom, Peter E. Nordstrom and the Issuer entered into a letter agreement on April 17, 2024 (the “Letter Agreement”), pursuant to which Erik B. Nordstrom and Peter E. Nordstrom agreed to customary non-disclosure and non-use obligations for a specified time period, subject to certain exceptions. The Letter Agreement also contains standstill provisions that prohibit Erik B. Nordstrom and Peter E. Nordstrom from taking certain actions from the date of the Letter Agreement until April 17, 2025, unless requested in writing in advance by the Special Committee’s representatives. Actions prohibited during the standstill period include Erik B. Nordstrom and Peter E. Nordstrom and their representatives, directly or indirectly, (i) acquiring any voting securities of the Issuer (subject to exceptions for gifts, equity awards received or exercised as compensation or intra-family or estate planning related transfers), (ii) offering or proposing (publicly or privately) to enter into any merger, business combination, recapitalization, restructuring or similar transaction with the Issuer or any subsidiary of the Issuer, (iii) initiating shareholder proposals (subject to certain exceptions), and (iv) soliciting any proxies or otherwise seeking to influence or advise a vote with respect to any matter described in the foregoing clauses (i), (ii) and (iii). Subject to certain exceptions and limitations set forth in the Letter Agreement, the standstill provisions do not prohibit Erik B. Nordstrom and Peter E. Nordstrom from engaging in discussions with the Special Committee or making disclosures required by law. The Letter Agreement also contains restrictions that prohibit Erik B. Nordstrom and Peter E. Nordstrom from, directly or indirectly, soliciting to employ or employing certain employees of the Issuer for a specified time period and subject to certain exceptions. On September 3, 2024, the Reporting Persons signed a joinder with the Issuer pursuant to which, among other matters, they agreed to be bound by the terms of Letter Agreement. This joinder is attached as Exhibit 23 hereto. On September 3, 2024, the Group and the Issuer also entered into an agreement to be bound by certain provisions set forth in Section 10(a) of the Letter Agreement, including that such group would automatically disband on the earlier of (a) April 17, 2025 and (b) the date on which Erik B. Nordstrom or Peter E. Nordstrom notify the Issuer in writing that they have elected to cease participating in the Group, which disbandment shall be binding upon all members of the Group.

Proposal Letter

On September 3, 2024, the Group delivered the Proposal Letter to the Special Committee proposing a transaction whereby the Reporting Persons, through a newly-formed entity, would acquire by merger, for a purchase price of $23.00 in cash per share, all of the outstanding shares of Common Stock of the Issuer other than the Rollover Shares. The summary above is qualified in its entirety by reference to the Proposal Letter, attached as Exhibit 22 hereto, which is incorporated by reference herein.

Equity Awards

On March 7, 2024, pursuant to the Issuer’s 2019 Equity Incentive Plan (as amended from time to time, the “2019 Equity Incentive Plan”), the Issuer granted each of Peter E. Nordstrom and Erik B. Nordstrom (i) 103,760 restricted stock units that vest in three equal annual installments on March 10, 2025, March 10, 2026 and March 10, 2027 and (ii) 113,156 performance share units. On March 7, 2024, the Issuer granted James F. Nordstrom, Jr. (i) 66,996 restricted stock units that vest in three equal annual installments on March 10, 2025, March 10, 2026 and March 10, 2027 and (ii) 73,063 performance share units. Each performance share unit represents a contingent right to receive one share of the Issuer’s Common Stock. The percentage of performance share units granted that can be actually earned at the end of the three-year period from fiscal year 2024 through fiscal year 2026 is based upon the Issuer’s sales and earnings before interest and tax margin results over that year. One third of the total target number of performance share units will be allocated to three separate 1-year performance cycles.

On March 6, 2023, pursuant to the Issuer’s 2019 Equity Incentive Plan, the Issuer granted each of Peter E. Nordstrom and Erik B. Nordstrom (i) options to purchase 130,194 shares of Common Stock that vest 50% on March 10, 2026 and 50% on March 10, 2027 and (ii) 96,958 performance share units. Each performance share unit represents a contingent right to receive one share of the Issuer’s Common Stock. The percentage of performance share units granted that can be actually earned at the end of the three-year period from fiscal year 2023 through fiscal year 2025 is based upon the Issuer's cumulative sales and earnings before interest and tax margin results over that same period. On December 8, 2023, each of Peter E. Nordstrom and Erik B. Nordstrom acquired 670 shares of Common Stock as a result of the conversion of 670 performance share units, and forfeited such 670 shares for tax purposes. On March 6, 2023, pursuant to the Issuer’s 2019 Equity Incentive Plan, the Issuer granted James F. Nordstrom, Jr. (i) options to purchase 53,333 shares of Common Stock that vest 50% on March 10, 2026 and 50% on March 10, 2027 and (ii) 39,718 performance share units. Each performance share unit represents a contingent right to receive one share of the Issuer’s Common Stock. The percentage of performance share units granted that can be actually earned at the end of the three-year period from fiscal year 2023 through fiscal year 2025 is based upon the Issuer's cumulative sales and earnings before interest and tax margin results over that same period.

On March 3, 2022, pursuant to the Issuer’s 2019 Equity Incentive Plan, the Issuer granted each of Peter E. Nordstrom and Erik B. Nordstrom (i) options to purchase 102,506 shares of Common Stock that vest 50% on March 10, 2025 and 50% on March 10, 2026 and (ii) 70,536 performance share units. Each performance share unit represents a contingent right to receive one share of the Issuer’s Common Stock. The percentage of performance share units granted that can be actually earned at the end of the three-year period from fiscal year 2022 through fiscal year 2024 is based upon the Issuer's cumulative sales and earnings before interest and tax margin results over that same period. On December 19, 2022, each of Peter E. Nordstrom and Erik B. Nordstrom acquired 603 shares of Common Stock as a result of the conversion of 603 performance share units, and forfeited such 603 shares for tax purposes. On December 8, 2023, each of Peter E. Nordstrom and Erik B. Nordstrom acquired 532 shares of Common Stock as a result of the conversion of 532 performance share units, and forfeited such 532 shares for tax purposes. On March 3, 2022, pursuant to the Issuer’s 2019 Equity Incentive Plan, the Issuer granted James F. Nordstrom, Jr. (i) options to purchase 41,991 shares of Common Stock that vest 50% on March 10, 2025 and 50% on March 10, 2026 and (ii) 28,894 performance share units. Each performance share unit represents a contingent right to receive one share of the Issuer’s Common Stock. The percentage of performance share units granted that can be actually earned at the end of the three-year period from fiscal year 2022 through fiscal year 2024 is based upon the Issuer's cumulative sales and earnings before interest and tax margin results over that same period.

On March 4, 2021, pursuant to the Issuer’s 2019 Equity Incentive Plan, the Issuer granted each of Peter E. Nordstrom and Erik B. Nordstrom options to purchase 297,619 shares of Common Stock that vest 50% on March 10, 2024 and 50% on March 10, 2025, subject to the condition that the average daily closing price of the Issuer's common stock, as reported by the New York Stock Exchange, meets or exceeds $45 per share for any twenty consecutive trading day period prior to March 10, 2025. On March 4, 2021, pursuant to the Issuer’s 2019 Equity Incentive Plan, the Issuer granted James F. Nordstrom, Jr. (i) options to purchase 30,501 shares of Common Stock that vest 50% on March 10, 2024 and 50% on March 10, 2025 and (ii) 19,393 restricted stock units that vest in four equal installments on March 10, 2022, March 10, 2023, March 10, 2024 and March 10, 2025.

On August 18, 2020, pursuant to the Issuer’s 2019 Equity Incentive Plan, effective August 27, 2020, the Issuer granted each of Peter E. Nordstrom and Erik B. Nordstrom options to purchase 245,829 shares of Common Stock that vested in full on September 10, 2022. On August 18, 2020, pursuant to the Issuer’s 2019 Equity Incentive Plan, the Issuer granted James F. Nordstrom, Jr. options to purchase 162,049 shares of Common Stock that vested in full on September 10, 2022.

On March 9, 2020, pursuant to the Issuer’s 2019 Equity Incentive Plan, the Issuer granted each of Peter E. Nordstrom and Erik B. Nordstrom options to purchase 147,407 shares of Common Stock that vested in four equal installments on March 10, 2021, March 10, 2022, March 10, 2023 and March 10, 2024. On March 9, pursuant to the Issuer’s 2019 Equity Incentive Plan, the Issuer granted James. F. Nordstrom, Jr. 18,449 that vested in four equal installments on March 10, 2021, March 10, 2022, March 10, 2023 and March 10, 2024.

On March 5, 2019, pursuant to the Issuer’s 2010 Equity Incentive Plan (as amended and restated from time to time, the “2010 Equity Incentive Plan”), the Issuer granted each of Peter E. Nordstrom and Erik B. Nordstrom options to purchase 73,069 shares of Common Stock that vested in four equal installments on March 10, 2020, March 10, 2021, March 10, 2022 and March 10, 2023. Additionally, on March 5, 2019, pursuant to the Issuer’s 2010 Equity Incentive Plan, the Issuer granted James F. Nordstrom, Jr. (i) options to purchase to purchase 67,257 shares of Common Stock that vested 50% on March 10, 2022 and 50% on March 10, 2023 and (ii) 9,773 restricted stock units that vested in four equal installments on March 10, 2020, March 10, 2021, March 10, 2022 and March 10, 2023.

On March 6, 2018, pursuant to the Issuer’s 2010 Equity Incentive Plan, the Issuer granted each of Peter E. Nordstrom and Erik B. Nordstrom 54,223 restricted stock units that vested in four equal installments on March 10, 2019, March 10, 2020, March 10, 2021 and March 10, 2022. On March 6, 2018, pursuant to the Issuer’s 2010 Equity Incentive Plan, the Issuer granted James F. Nordstrom, Jr. 19,317 restricted stock units that vested in four equal installments on March 10, 2019, March 10, 2020, March 10, 2021 and March 10, 2022.

Trusts

As discussed in Item 5 above, certain of the Reporting Persons serve as trustees and co-trustees for family trusts for their own benefit and for the benefit of their respective families. In their capacities as trustees, they have sole and shared voting and dispositive control with respect to the shares of Common Stock held in trust, as further described in Item 5 above.

Other

From time to time, Peter E. Nordstrom, Erik B. Nordstrom and James F. Nordstrom, Jr. have additionally transacted in amounts of the Issuer’s for various reasons, such as disposing of shares to satisfy tax obligations in connection with the vesting of restricted stock units or transacting pursuant to an SEC Rule 10b5-1 trading arrangement then in effect. All of the Issuer’s executives are required, pursuant to the Issuer’s stock ownership guidelines, to effect any open market transactions pursuant to SEC Rule 10b5-1 trading arrangements.

Peter E. Nordstrom, Erik B. Nordstrom and James F. Nordstrom, Jr. participate in the Issuer’s Employee Stock Purchase Plan, as amended and restated from time to time, which allows eligible employees of the Issuer with an opportunity to increase their proprietary interest in the success of the Issuer by purchasing shares from the Issuer on favorable terms and to pay for such purchases through payroll deductions.

Except for the other agreements and arrangements described herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the parties named in Item 2 above and between such persons and any person with respect to any of the Common Stock of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit		Method of Filing
Exhibit 1	Joint Filing Agreement, dated as of September 4, 2024, by and among the Reporting Persons	Filed herewith

Exhibit 2	Letter Agreement, dated as of April 17, 2024, between the Reporting Persons and the Special Committee.	Filed herewith

Exhibit 3	Form of 2018 Restricted Stock Unit Award Agreement	Incorporated by reference from the Issuer’s Form 8-K filed on March 8, 2018, Exhibit 10.1

Exhibit 4	Form of 2019 Nonqualified Stock Option Award Agreement	Incorporated by reference from the Issuer’s Form 8-K filed on March 4, 2019, Exhibit 10.1

Exhibit 5	Form of 2020 Nonqualified Stock Option Award Agreement	Incorporated by reference from the Issuer’s Form 8-K filed on March 3, 2020, Exhibit 10.1

Exhibit 6	Form of 2020 Nonqualified Stock Option Award Agreement – Supplemental Award	Incorporated by reference from the Issuer’s Form 10-Q filed on June 10, 2020, Exhibit 10.5

Exhibit 7	Form of 2023 Nonqualified Stock Option Award Agreement	Incorporated by reference from the Issuer’s Form 8-K filed on March 6, 2023, Exhibit 10.1

Exhibit 8	Form of 2024 Restricted Stock Unit Award Agreement	Incorporated by reference from the Issuer’s Form 8-K filed on March 4, 2024, Exhibit 10.1

Exhibit 9	Form of 2022 Performance Share Unit Award Agreement	Incorporated by reference from the Issuer’s Form 8-K filed on February 28, 2022, Exhibit 10.2

Exhibit 10	Form of 2023 Performance Share Unit Award Agreement	Incorporated by reference from the Issuer’s Form 8-K filed on March 6, 2023, Exhibit 10.2

Exhibit 11	Form of 2024 Performance Share Unit Award Agreement	Incorporated by reference from the Issuer’s Form 8-K filed on March 4, 2024, Exhibit 10.2

Exhibit 12	Nordstrom, Inc. 2010 Equity Incentive Plan	Incorporated by reference to Appendix A to the Issuer’s Form DEF 14A filed on April 8, 2010

Exhibit 13	Nordstrom, Inc. 2010 Equity Incentive Plan as amended February 27, 2013	Incorporated by reference to Appendix A to the Issuer’s Form DEF 14A filed on April 1, 2013

Exhibit 14	Nordstrom, Inc. 2010 Equity Incentive Plan as amended and restated February 26, 2014	Incorporated by reference from the Issuer’s Form 8-K filed on March 4, 2014, Exhibit 10.4

Exhibit 15	Nordstrom, Inc. 2010 Equity Incentive Plan as amended and restated February 16, 2017	Incorporated by reference to Appendix A to Issuer’s Form DEF 14A filed on April 5, 2017

Exhibit 16	Nordstrom, Inc. 2019 Equity Incentive Plan	Incorporated by reference to Appendix B to the Registrant’s Form DEF 14A filed on April 12, 2019

Exhibit 17	Nordstrom, Inc. 2019 Equity Incentive Plan (2020 Amendment)	Incorporated by reference to Appendix B to the Issuer’s DEF 14A filed on April 7, 2020

Exhibit 18	Nordstrom, Inc. 2019 Equity Incentive Plan (2023 Amendment)	Incorporated by reference to Appendix B to the Issuer’s DEF 14A filed on April 28, 2023

Exhibit 19	Nordstrom, Inc. Employee Stock Purchase Plan (2023 Amendment)	Incorporated by reference to Appendix C to the Issuer’s DEF 14A filed on April 28, 2023

Exhibit 20	Form of 2019 Restricted Stock Unit Award Agreement	Incorporated by reference from the Issuer’s Form 8-K filed on March 8, 2019, Exhibit 10.3

Exhibit 21	Form of 2020 Restricted Stock Unit Award Agreement	Incorporated by reference from the Issuer’s Form 8-K filed on March 3, 2020, Exhibit 10.2

Exhibit 22	Proposal Letter	Filed herewith

Exhibit 23	Joinder Agreement, dated as of September 3, 2024	Filed herewith

Exhibit 24	Power of Attorney Erik B. Nordstrom	Filed herewith

Exhibit 25	Power of Attorney Peter E. Nordstrom	Filed herewith

Exhibit 26	Power of Attorney James F. Nordstrom, Jr.	Filed herewith

Exhibit 27	Power of Attorney Anne E. Gittinger	Filed herewith

Exhibit 28	Power of Attorney Charles W. Riley, Jr.	Filed herewith

Exhibit 29	Power of Attorney Margaret Jean O’Roark Nordstrom	Filed herewith

Exhibit 30	Power of Attorney Linda Nordstrom	Filed herewith

Exhibit 31	Power of Attorney Estate of Bruce A. Nordstrom	Filed herewith

Exhibit 32	Power of Attorney Susan E. Dunn	Filed herewith

Exhibit 33	Power of Attorney Alexandra F. Nordstrom	Filed herewith

Exhibit 34	Power of Attorney Andrew L. Nordstrom	Filed herewith

Exhibit 35	Power of Attorney Leigh E. Nordstrom	Filed herewith

Exhibit 36	Power of Attorney Samuel C. Nordstrom	Filed herewith

Exhibit 37	Power of Attorney Sara D. Nordstrom	Filed herewith

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 4, 2024

Erik B. Nordstrom
Linda Nordstrom
By:	/s/ Erik B. Nordstrom
		By:	/s/ Linda Nordstrom
Peter E. Nordstrom
Estate of Bruce A. Nordstrom
By:	/s/ Peter E. Nordstrom
		By:	/s/ Margaret Jean O’Roark Nordstrom
James F. Nordstrom, Jr.		Name: Margaret Jean O’Roark Nordstrom
Title: Co-Executor of the Estate of Bruce A. Nordstrom
By:	/s/ James F. Nordstrom, Jr.

Anne E. Gittinger		By:	/s/ Erik B. Nordstrom
Name: Erik B. Nordstrom
By:	/s/ Anne E. Gittinger	Title: Co-Executor of the Estate of Bruce A. Nordstrom

Charles W. Riley, Jr.
		By:	/s/ Peter E. Nordstrom
By:	/s/ Charles W. Riley, Jr.,	Name: Peter E. Nordstrom
Title: Co-Executor of the Estate of Bruce A. Nordstrom
solely in his capacity as trustee and not in any individual capacity

Margaret Jean O’Roark Nordstrom		Susan E. Dunn

By:	/s/ Margaret Jean O’Roark Nordstrom	By:	/s/ Susan E. Dunn

Alexandra F. Nordstrom

By:	/s/ Alexandra F. Nordstrom

Andrew L. Nordstrom

By:	/s/ Andrew L. Nordstrom

Leigh E. Nordstrom

By:	/s/ Leigh E. Nordstrom

Samuel C. Nordstrom

By:	/s/ Samuel C. Nordstrom

Sara D. Nordstrom

By:	/s/ Sara D. Nordstrom

Exhibit Index

Exhibit		Method of Filing
Exhibit 1	Joint Filing Agreement, dated as of September 4, 2024, by and among the Reporting Persons	Filed herewith

Exhibit 2	Letter Agreement, dated as of April 17, 2024, between the Reporting Persons and the Special Committee.	Filed herewith

Exhibit 3	Form of 2018 Restricted Stock Unit Award Agreement	Incorporated by reference from the Issuer’s Form 8-K filed on March 8, 2018, Exhibit 10.1

Exhibit 4	Form of 2019 Nonqualified Stock Option Award Agreement	Incorporated by reference from the Issuer’s Form 8-K filed on March 4, 2019, Exhibit 10.1

Exhibit 5	Form of 2020 Nonqualified Stock Option Award Agreement	Incorporated by reference from the Issuer’s Form 8-K filed on March 3, 2020, Exhibit 10.1

Exhibit 6	Form of 2020 Nonqualified Stock Option Award Agreement – Supplemental Award	Incorporated by reference from the Issuer’s Form 10-Q filed on June 10, 2020, Exhibit 10.5

Exhibit 7	Form of 2023 Nonqualified Stock Option Award Agreement	Incorporated by reference from the Issuer’s Form 8-K filed on March 6, 2023, Exhibit 10.1

Exhibit 8	Form of 2024 Restricted Stock Unit Award Agreement	Incorporated by reference from the Issuer’s Form 8-K filed on March 4, 2024, Exhibit 10.1

Exhibit 9	Form of 2022 Performance Share Unit Award Agreement	Incorporated by reference from the Issuer’s Form 8-K filed on February 28, 2022, Exhibit 10.2

Exhibit 10	Form of 2023 Performance Share Unit Award Agreement	Incorporated by reference from the Issuer’s Form 8-K filed on March 6, 2023, Exhibit 10.2

Exhibit 11	Form of 2024 Performance Share Unit Award Agreement	Incorporated by reference from the Issuer’s Form 8-K filed on March 4, 2024, Exhibit 10.2

Exhibit 12	Nordstrom, Inc. 2010 Equity Incentive Plan	Incorporated by reference to Appendix A to the Issuer’s Form DEF 14A filed on April 8, 2010

Exhibit 13	Nordstrom, Inc. 2010 Equity Incentive Plan as amended February 27, 2013	Incorporated by reference to Appendix A to the Issuer’s Form DEF 14A filed on April 1, 2013

Exhibit 14	Nordstrom, Inc. 2010 Equity Incentive Plan as amended and restated February 26, 2014	Incorporated by reference from the Issuer’s Form 8-K filed on March 4, 2014, Exhibit 10.4

Exhibit 15	Nordstrom, Inc. 2010 Equity Incentive Plan as amended and restated February 16, 2017	Incorporated by reference to Appendix A to Issuer’s Form DEF 14A filed on April 5, 2017

Exhibit 16	Nordstrom, Inc. 2019 Equity Incentive Plan	Incorporated by reference to Appendix B to the Registrant’s Form DEF 14A filed on April 12, 2019

Exhibit 17	Nordstrom, Inc. 2019 Equity Incentive Plan (2020 Amendment)	Incorporated by reference to Appendix B to the Issuer’s DEF 14A filed on April 7, 2020

Exhibit 18	Nordstrom, Inc. 2019 Equity Incentive Plan (2023 Amendment)	Incorporated by reference to Appendix B to the Issuer’s DEF 14A filed on April 28, 2023

Exhibit 19	Nordstrom, Inc. Employee Stock Purchase Plan (2023 Amendment)	Incorporated by reference to Appendix C to the Issuer’s DEF 14A filed on April 28, 2023

Exhibit 20	Form of 2019 Restricted Stock Unit Award Agreement	Incorporated by reference from the Issuer’s Form 8-K filed on March 8, 2019, Exhibit 10.3

Exhibit 21	Form of 2020 Restricted Stock Unit Award Agreement	Incorporated by reference from the Issuer’s Form 8-K filed on March 3, 2020, Exhibit 10.2

Exhibit 22	Proposal Letter	Filed herewith

Exhibit 23	Joinder Agreement, dated as of September 3, 2024	Filed herewith

Exhibit 24	Power of Attorney Erik B. Nordstrom	Filed herewith

Exhibit 25	Power of Attorney Peter E. Nordstrom	Filed herewith

Exhibit 26	Power of Attorney James F. Nordstrom, Jr.	Filed herewith

Exhibit 27	Power of Attorney Anne E. Gittinger	Filed herewith

Exhibit 28	Power of Attorney Charles W. Riley, Jr.	Filed herewith

Exhibit 29	Power of Attorney Margaret Jean O’Roark Nordstrom	Filed herewith

Exhibit 30	Power of Attorney Linda Nordstrom	Filed herewith

Exhibit 31	Power of Attorney Estate of Bruce A. Nordstrom	Filed herewith

Exhibit 32	Power of Attorney Susan E. Dunn	Filed herewith

Exhibit 33	Power of Attorney Alexandra F. Nordstrom	Filed herewith

Exhibit 34	Power of Attorney Andrew L. Nordstrom	Filed herewith

Exhibit 35	Power of Attorney Leigh E. Nordstrom	Filed herewith

Exhibit 36	Power of Attorney Samuel C. Nordstrom	Filed herewith

Exhibit 37	Power of Attorney Sara D. Nordstrom	Filed herewith